Exhibit 99.1

THIRD PARTY REPORT ON RESERVES

GLJ Petroleum Consultants - (Independent Qualified Reserves Evaluator)

This report is provided to satisfy the requirements contained in Item 1202(a)(8) of U.S. Securities and Exchange Commission Regulation S-K.

The numbering of items below corresponds to the requirements set out in Item 1202(a)(8) of Regulation S-K. Terms to which a meaning is ascribed in Regulation S-K and Regulation S-X have the same meaning in this report.

i.

We have prepared an independent evaluation of the Canadian mineable oil sands reserves of Marathon Oil Corporation (the “Company”) for the management and the board of directors of the Company. The primary purpose of our evaluation report was to provide estimates of reserves information in support of the Company’s year-end reserves reporting requirements under US Securities Regulation S-K and for other internal business and financial needs of the Company.

ii.	We have evaluated and reviewed certain reserves of the Company as at December 31, 2010. The completion (transmittal) date of our report is January 28, 2011.

iii.	The following table sets forth the total proved net after royalty reserves under constant prices and costs covered by our report by geographic area, and the proportion of the Company covered.

	Oil and NGL	Natural Gas	Synthetic Crude Oil[1]	Oil Equivalent[2]
Location	MMbbl	Bcf	MMbbl	MMbbl
Canada			572	572

Total Company Reserves[3]	630	2,617	572	1,638
Portion of Total Covered	0%	0%	100%	35%

Notes 1) Total sales less blendstocks, after upgrading AOSP mined bitumen.
2) Oil equivalence factors: Crude Oil, NGL & SCO 1 bbl/bbl, Natural Gas 6 Mcf/bbl
3) Supplied by the company to derive portion of total covered by GLJ

The Company provided to us the total Company reported reserves to derive the portion of evaluated by GLJ. We express no opinion on this portion of the Company’s reserves that we did not evaluate.

iv.

Our report covered 100% of the Company’s mineable, synthetic crude oil (SCO) reserves; our evaluation coverage from the perspective of the Company’s total reserves is provided above in item iii. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) with the necessary modifications to reflect definitions and standards under the U.S. Financial Accounting Standards Board policies (the “FASB Standards”) and the legal requirements under the U.S. Securities and Exchange Commission (“SEC requirements”).

The royalty obligations on the evaluated oil sands property, the Athabasca Oil Sands Project (AOSP), are determined upstream, on a bitumen royalty project basis. The Muskeg River Mine (MRM) royalties will be impacted by costs related to treating JPM bitumen froth. The JPM mine commenced producing in August 2010, however, the AOSP Expansion 1 froth treatment and upgrading facility were not operational as of year-end 2010. Only 32 percent of JPM was classified as developed in view of current capacity constraints, however, the economic evaluation recognized the desire to maximize bitumen production from JPM over MRM. The synthetic crude oil (SCO) reserves reflect both the upgrading yield on bitumen and product value differences between SCO and bitumen. As a consequence of differences in revenue, the net after royalty to gross before royalty ratio is lower for SCO than it is on bitumen. No reserves are attributed to internally produced products that are consumed as fuel.

The economic evaluation was prepared to reflect the net present value of Marathon Oil Canada Corporation (MOCC) before any incremental US taxes or overhead. Canadian income taxes were included, as well as MOCC supplied estimates of Calgary Office overhead and incremental abandonment and reclamation obligations (ARO) not reflected in the bitumen royalty project evaluation.

Data used in our evaluation were obtained from regulatory agencies, public sources and from Company personnel and Company files. In the preparation of our report we have accepted as presented, and have relied, without independent verification, upon a variety of information furnished by the Company such as interests and burdens, recent production, product transportation and marketing and sales agreements, historical revenue, capital costs, operating expense data, budget forecasts, capital cost estimates and well data for recently drilled wells. If in the course of our evaluation, the validity or sufficiency of any material information was brought into question, we did not rely on such information until such concerns were satisfactorily resolved.

The Company has warranted in a representation letter to us that, to the best of the Company’s knowledge and belief, all data furnished to us was accurate in all material respects, and no material data relevant to our evaluation was omitted.

A field examination of the evaluated property was not performed nor was it considered necessary for the purposes of our report.

In our opinion, estimates provided in our report have, in all material respects, been determined in accordance with the applicable industry standards, and results provided in our report and summarized herein are appropriate for inclusion in filings under Regulation S-K.

v.

As required under SEC Regulation S-K, reserves are those quantities of oil and gas that are estimated to be economically producible under existing economic conditions. As specified, in determining economic production, constant product reference prices have been based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the effective date of our report. In our economic analysis, operating and capital costs are those costs estimated as applicable at the effective date of our report, with no future escalation. Where deemed appropriate, the capital costs and revised operating costs associated with the implementation of committed projects designed to modify specific field operations in the future may be included in economic projections.

vi.

Our report has been prepared assuming the continuation existing regulatory and fiscal conditions subject to the guidance in the COGE Handbook and SEC regulations. Notwithstanding that the Company currently has regulatory approval to produce the reserves identified in our report, there is no assurance that changes in regulation will not occur; such changes, which cannot reliably be predicted, could impact the Company’s ability to recovery the estimated reserves.

vii.

Oil and gas reserves estimates have an inherent degree of associated uncertainty the degree of which is affected by many factors. Reserves estimates will vary due to the limited and imprecise nature of data upon which the estimates of reserves are predicated. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct or deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, in applying geosciences, engineering and evaluation principles, to make numerous unbiased judgments based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and technology, fiscal and economic conditions, and contractual, statutory and regulatory provisions.

viii.

In our opinion, the reserves information evaluated by us have, in all material respects, been determined in accordance with all appropriate industry standards, methods and procedures applicable for the filing of reserves information under U.S. SEC Regulation S-K.

ix.	A summary of the Company reserves evaluated by us was provided for item iii. 433 MMbbl, or 76 percent, of the reserves evaluated by us is developed.

GLJ Petroleum Consultants Ltd.
Calgary, Alberta, Canada
January 28, 2011

/s/ James H. Willmon,	Vice President
James H. Willmon, P. Eng.